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                             November 24, 2020

       Thomas Terwilliger
       Chief Executive Officer
       GoooGreen, Inc.
       1702 A Street #C-350
       Sparks, NV 89431

                                                        Re: GoooGreen, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed October 28,
2020
                                                            File No. 024-11355

       Dear Mr. Terwilliger:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed October 28, 2020

       Cover Page

   1. Please recalculate the maximum amount of the offering using the high end of the proposed price range. Revise
throughout the registration statement, including in your Use of
                                                        Proceeds, to clarify
that the maximum offering amount that could be raised in this offering is $25 million.
       Our Management, page 21

   2. Please revise to ensure that you have disclosed the principal occupations and employment over the last five
years of each of your directors and executive officers. Include the name and the principal
business of any corporation or other organization at which each person worked.
 Thomas Terwilliger
FirstName
GoooGreen,LastNameThomas  Terwilliger
           Inc.
Comapany 24,
November  NameGoooGreen,
              2020        Inc.
November
Page 2    24, 2020 Page 2
FirstName LastName
Use of Proceeds, page 28

3. We note there is an outstanding balance of $100,000 related to a Note held by Tiger Trout
         Puerto Rico LLC. It does not appear this Note is included in the table, Description of
         Liabilities, or the balance of $1,015,000 that you intend to repay with the proceeds from this offering. If it is your intention to repay this Note please revise your disclosure accordingly, if not please explain.
Description of Notes, page 29
Description of Liabilities, page 29

4. You disclose that you intend to use the net proceeds from the offering for repayment of notes and payment of outstanding liabilities. If the debt was incurred within the last year, please disclose how the funds were used. See Instruction 6 to Item 504 of Regulation S-
         K. Please also file copies of the note agreements as exhibits to the Form 1-A, or tell us why you are not required to do so.
Determination of Offering Price, page 30

5. Refer to the final sentence of this section. The percentage of your total common stock that will be comprised by the offered shares, assuming the offering is fully subscribed, would not appear to depend upon the price at which the shares are offered. Please revise to clarify.
Dilution, page 30

6. We note you provide dilution assuming 100% of the offering is subscribed. Please revise to also provide the amount of dilution assuming 25%, 50% and 75% is subscribed.
7. Please revise to include the dilution disclosure required by Item 4 of Form 1-A. Include a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons.
Description of Business, page 33

8. Please describe in more detail the products and subscription packages you intend to provide, and disclose the anticipated pricing levels for your different subscription packages, or state that you have not yet made a determination as to pricing. Please indicate when you believe you will begin offering such products.
9. Please revise to disclose the commission percentage that the company's handicappers have agreed to accept as compensation, and how long they have agreed to provide their services to you at reduced fees. Please also disclose whether you have written agreements in place with each of the independent advisors/consultants and sports handicappers you have listed on pages 43-45, and, if so, please provide a general description of the material terms of the agreements, including the term and termination provisions. If you do not have agreements
 Thomas Terwilliger
GoooGreen, Inc.
November 24, 2020
Page 3
         with such persons, please indicate how, if at all, they are obligated to provide their services to the company.
Business Plan Overview, page 34

10. We note your statement that you have signed television advertising campaigns with major television networks starting in the fall of 2020. Please disclose the material terms of such agreements, including the parties to the agreements and the amount you are obligated to pay under each agreement. Please also disclose whether you have a written agreement in place with Pete Rose to appear in your national advertising campaign. Liquidity and Capital Resources; Plan of Operations, page 37

11. You state on page 38 that as of the date of this offering, you have enough money to meet your current monthly obligations through March 2021. However, according to your financial statements, you have no cash on hand. Please revise to state whether you are dependent on this offering to meet your current monthly obligations going forward. If not, please clarify how you intend to meet such obligations.
Financial Statements, page 58

12. We note disclosure on page 9 indicating that since the Reorganization Agreement was effective after June 30, 2020, the financial statements included are those of GGI. Please explain how you determined this was the appropriate approach. Based on our understanding of the Reorganization Agreement the transaction appears akin to a reverse recapitalization equivalent to the issuance of stock by Vegas Winners, Inc. (a private operating company) for the net monetary assets of GGI (a shell corporation), resulting in the owners and management of Vegas Winners, Inc. having actual or effective voting and operating control of the combined company. As a result of the Reorganization Agreement it appears that you succeeded to substantially all of the business of Vegas Winners, Inc.
         and that your operations before the succession were insignificant relative to the operations acquired. It therefore appears that Vegas Winners, Inc. is the predecessor, and predecessor audited financial statements required by Part F/S(c)(1)(i) and (ii) of Form 1-A and Rules 8-02 and 8-03 of Regulation S-X should be provided. Please advise. Please also consider revising your discussion and analysis of financial condition and results of operations accordingly. Also, please explain your consideration of providing pro forma information as required by Part F/S(b)(7)(iv) of Form 1-A.
Statement of Operations, page 61
FirstName LastNameThomas Terwilliger
13. It appears the weighted average shares outstanding for the six months ended June 30, 2019
Comapany    NameGoooGreen,
       and for                  Inc.
                the year ended December   31, 2019 do not reflect the
cancellation of 15.5 million
       shares
November    24,as2020
                  presented
                      Page 3in the Statements of Stockholders    Deficit.
Please revise or explain.
FirstName LastName
 Thomas Terwilliger
FirstName
GoooGreen,LastNameThomas  Terwilliger
           Inc.
Comapany 24,
November  NameGoooGreen,
              2020        Inc.
November
Page 4    24, 2020 Page 4
FirstName LastName
Notes to Financial Statements
Note 2     Going Concern, page 64

14. We note you disclose that your independent auditors expressed substantial doubt about your ability to continue as a going concern. Please clarify whether
management   s
         evaluation of conditions and events also raised substantial doubt about your ability to continue as a going concern. If so, revise your disclosure to include a statement indicating management has substantial doubt about your ability to continue as a going concern. We refer you to ASC 205-40-50-13.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Scott Stringer at (202) 551-3272 or Angela Lumley at
(202) 551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      David Ficksman